Exhibit (d)(3)

GUARANTEE
OF
BUILDING MATERIALS CORPORATION OF AMERICA

GUARANTEE, dated as of February 9, 2007 (this “Guarantee”), by Building Materials Corporation of America (the “Guarantor”), in favor of ElkCorp, a Delaware corporation (the “Company”).

1.             GUARANTEE.  To induce the Company to enter into that certain Agreement and Plan of Merger, dated as of February 9, 2007 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, BMCA Acquisition Inc., a Delaware corporation (“Parent”), and BMCA Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will amend the terms of its current tender offer (the “Prior Offer”) to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company, to reflect the terms of the Merger Agreement (as so amended, the “Offer”), and following the amendment of the Prior Offer and consummation of the Offer, merge with and into the Company, the Guarantor absolutely, unconditionally and irrevocably guarantees to the Company, the due and punctual observance, payment, performance and discharge of the obligation of Parent and Merger Sub to pay (a) the Parent Termination Fee pursuant to Section 7.3 of the Merger Agreement, (b) the Company Financing Expenses, (c) the Company Note Repurchase Expenses, and (d) the reimbursement of the CGEA Termination Fee (as such terms are defined in the Merger Agreement) to the Company (the “Obligations”); provided that notwithstanding anything to the contrary set forth herein, the maximum amount payable by the Guarantor under this Guarantee shall not exceed $35 million pursuant to clauses (a) through (c) above, plus up to $29 million pursuant to clause (d) above, plus any amount payable pursuant to Section 11 of this Guarantee (the “Cap”), it being understood that this Guarantee may not be enforced without giving effect to the Cap. This Guarantee is the Guarantee referenced in Section 4.6 of the Merger Agreement.

2.             NATURE OF GUARANTEE.  The Company shall not be obligated to seek payment of the Obligations from Parent or Merger Sub or file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to seek such payment or to so file shall not affect the Guarantor’s obligations hereunder.  In the event that any payment to the Company in respect of any Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made.  This is an unconditional guarantee of payment and not of collectibility.  The Guarantor reserves the right to assert defenses which Parent or Merger Sub may have to payment of any Obligations that arise under the terms of the Merger Agreement.

3.             CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.  The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent or Merger Sub or any such other Person without in any way impairing or affecting this Guarantee.  The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any other entity or person liable with respect to any of the Obligations; (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Offer, the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (c) the addition, substitution or release of any other entity or person liable with respect to any of the Obligations; (d) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other entity or person liable with respect to any of the Obligations; (e) any insolvency, bankruptcy, reorganization, or other similar proceeding affecting Parent or Merger Sub or any other entity or person liable with respect to any of the Obligations; (f) the existence of any claim, set-off or other rights which the Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with the Obligations or otherwise; or (g) the adequacy of any other means the Company may have of obtaining payment of the Obligations.  To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company.  The Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (except for notices to be provided to Parent and Merger Sub in accordance with Section 8.7 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Parent or Merger Sub or any other entity or other person liable with respect to any of the Obligations, and all suretyship defenses generally (other than fraud by the Company or any of its Subsidiaries or defenses to the payment of the Obligations that are available to Parent or Merger Sub under the terms of the Merger Agreement or breach by the Company of this Guarantee).  The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Offer and the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.  Notwithstanding anything to the contrary contained in this Guarantee, the Company hereby agrees that to the extent Parent and Merger Sub are relieved of their obligations with respect to the Parent Termination Fee, the Company Financing Expenses, the Company Note Repurchase Expenses or the CGEA Termination Fee, the Guarantor shall be similarly relieved of its Obligations under this Guarantee but only to the same extent.

The Guarantor hereby unconditionally and irrevocably waives, and agrees not to exercise, any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and any amounts payable pursuant to Section 11 of this Guarantee shall have been paid in full in cash.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligations and any amounts payable pursuant to Section 11 of this Guarantee, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and any amounts payable pursuant to Section 11 of this Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable pursuant to Section 11 of this Guarantee thereafter arising.

4.             NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Company or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.

5.             REPRESENTATIONS AND WARRANTIES.  The Guarantor hereby represents and warrants that:

(a)           the execution, delivery and performance of this Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(b)           all consents, approvals, authorizations and permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Guarantee;

(c)           this Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d)           Guarantor has the financial capacity to pay and perform its obligations under this Guarantee, and all funds necessary for the Guarantor to fulfill its Obligations under this Guarantee shall be available to the Guarantor for so long as this Guarantee shall remain in effect in accordance with Section 8 hereof.

6.             NO ASSIGNMENT.  Neither the Guarantor nor the Company may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Company or the Guarantor, as the case may be; provided, however, that the Guarantor may assign all or a portion of its obligations hereunder to an affiliate or to an entity managed or advised by an affiliate of the Guarantor, provided that no such assignment shall relieve the Guarantor of any liability or obligation hereunder except to the extent actually performed or satisfied by the assignee.

7.             NOTICES.  All notices and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile or electronic transmission, when transmitted and receipt is confirmed.  All notices to the Guarantor hereunder shall be delivered as set forth below:

Attention:	General Counsel
Address:	Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
Facsimile No.:	(973) 628-3229

with a copy to:

Attention:	Maurice M. Lefkort, Esq.
Address:	Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Facsimile No.:	(212) 728-8111

or to such other address or facsimile number as the Guarantor shall have notified the Company in a written notice delivered to the Company in accordance with the Merger Agreement.  All notices to the Company hereunder shall be delivered as set forth in the Merger Agreement.

8.             CONTINUING GUARANTEE.  This Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Obligations are satisfied in full.  Notwithstanding the foregoing, this Guarantee shall terminate and the Guarantor shall have no further obligations under this Guarantee as of the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the first anniversary of any termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any Obligation presented by the Company to Parent, Merger Sub or the Guarantor by such first anniversary.  Notwithstanding the foregoing, in the event that the Company or any of its affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against any Affiliate (as hereinafter defined) or, other than its right to recover from Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein) and other than a suit against Parent or Merger Sub for declaratory relief in connection with obtaining payment hereunder from Guarantor, Parent or Merger Sub, with respect to the transactions contemplated by the Offer and the Merger Agreement, then (i) the obligations of the Guarantor under this Guarantee shall terminate ab initio and be null and void, (ii) if the Guarantor has previously made any payments under this Guarantee, it shall be entitled to recover such payments, and (iii) neither the Guarantor nor any of its Affiliates shall have any liability to the Company with respect to the transactions contemplated by the Offer, the Merger Agreement or under this Guarantee; provided, however, that if the Guarantor asserts in any litigation or other proceeding that this Guarantee is illegal, invalid or unenforceable in accordance with its terms, then, to the extent the Company prevails in such litigation or proceeding, the Guarantor shall pay on demand all reasonable fees and out of pocket expenses of the Company in connection with such litigation or proceeding.

9.             NO RECOURSE.

(a)           The Company acknowledges that the sole assets of Parent and Merger Sub are cash in a de minimus amount and its rights under the Merger Agreement, and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs.  Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantor may be a partnership, by its acceptance of the benefits of this Guarantee, the Company acknowledges and agrees that it has no right of recovery against, and no liability shall attach to, the former, current or future stockholders, directors, officers, employees, agents, affiliates, (other than Parent or Merger Sub in connection with a suit for declaratory relief as aforesaid) members, managers, general or limited partners of the Guarantor, Parent or Merger Sub or any former, current or future stockholder, director, officer, employee, general or limited partner, member, manager, affiliate, (other than Parent or Merger Sub in connection with a suit for declaratory relief as aforesaid) of any of the foregoing (collectively, but not including Guarantor, Parent or Merger Sub, each an “Affiliate”), or, other than its right to recover from Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein) and other than Parent or Merger Sub in connection with a suit for declaratory relief in connection with obtaining payment hereunder from Guarantor, Parent or Merger Sub, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub against an Affiliate, Guarantor, Parent or Merger Sub (including a claim to enforce the commitment letter dated as of the date hereof from the Guarantor to Parent) arising under, or in connection with, the Offer, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.  The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, against an Affiliate or, other than its right to recover from Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein) and other than Parent or Merger Sub in connection with a suit for declaratory relief in connection with obtaining payment hereunder from Guarantor, Parent or Merger Sub.

(b)           Recourse against the Guarantor under this Guarantee (including a suit against Parent or Merger Sub for declaratory relief in connection with obtaining payment hereunder from Guarantor) shall be the sole and exclusive remedy of the Company against the Guarantor and any of its Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or hereby or otherwise relating thereto or hereto.  Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Guarantor and the Company (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Company and the Guarantor as expressly set forth herein.

(c)           For all purposes of this Guarantee, a person shall be deemed to have pursued a claim against another person if such first person brings a legal action against such person, adds such other person to an existing legal proceeding, or otherwise asserts a legal claim of any nature against such person.

(d)           The Company acknowledges that the Guarantor is agreeing to enter into this Guarantee in reliance on the provisions set forth in this Section 9.  This Section 9 shall survive termination of this Guarantee.

10.           GOVERNING LAW.  This Guarantee shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.  All actions arising out of or relating to this Guarantee shall be heard and determined exclusively in the state or federal courts of the United States of America located in the State of Delaware.  The parties hereto hereby (a) submit to the exclusive jurisdiction of the state or federal courts of the United States of America located in the State of Delaware for the purpose of any action arising out of or relating to this Guarantee brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Guarantee or the transactions contemplated hereby may not be enforced in or by the above-named court.

11.           EXPENSES OF ENFORCEMENT.  The Guarantor agrees to pay all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of the Company’s counsel) incurred by the Company in connection with the enforcement of the rights of the Company hereunder; provided, that the Guarantor shall not be liable for expenses of the Company under this Section 11 if it is finally determined by a court of competent jurisdiction that no payment under this Guarantee is due, and provided further, that the obligation of the Guarantor under this Section 11 shall not exceed $500,000.  The Company agrees to pay all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of the Guarantor’s counsel) incurred by the Guarantor in connection with the defense and enforcement of the rights of the Guarantor hereunder; provided, that the Company shall not be liable for any expenses of the Guarantor under this Section 11 if it is finally determined by a court of competent jurisdiction that any payment under this Guarantee is due, and provided further, that the obligation of the Company hereunder shall not exceed $500,000.

12.           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13.           COUNTERPARTS.  This Guarantee may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

14.           DEFINED TERMS.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Merger Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Guarantor and the Company have caused this Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

BUILDING MATERIALS CORPORATION OF AMERICA

		By:	/s/ Robert B. Tafaro
Name: Robert B. Tafaro
Title: President and Chief Executive Officer
Accepted and Agreed:

ELKCORP

By:	/s/ Thomas Karol
Name:	Thomas Karol
Title:	CEO